Contacts:
Mark Deep	Peter Cauley	Stacey Holifield
Vice President, Marketing	Chief Financial Officer	Sr. Account Executive
DataMirror Corporation	DataMirror Corporation	Brodeur Worldwide
905-415-0310 ext. 121	905-415-0310 ext. 271	617-587-2026
mdeep@datamirror.com	pcauley@datamirror.com	sholifield@brodeur.com

DataMirror Appoints Mark Deep as Vice President of Marketing

Mr. Deep to Further Increase Awareness and Demand for Market-Leading Solutions Through
Global Marketing Initiatives

MARKHAM, CANADA – (November 15, 2004) – DataMirror® (Nasdaq: DMCX; TSX: DMC), a leading provider of real-time, secure data integration solutions, today announced the promotion of Mark Deep to the position of Vice President of Marketing. As a member of DataMirror’s executive team, Mr. Deep will play an integral role in initiating business strategies, overseeing corporate and product marketing, as well as executing marketing plans for DataMirror’s unique, real-time software solutions.

Mr.     Deep most recently led the successful launch of DataMirror’s new Integration Suite 2005, an end-to-end solution that combines comprehensive integration technology with unparalleled global services to support business applications such as real-time business intelligence and business activity monitoring.

“Mark has made a tremendous impact on our business and I’m certain that he will continue to make waves in the market by increasing the awareness and demand for DataMirror’s innovative, real-time data integration solutions,” says Nigel Stokes, CEO, DataMirror. “Mark has strong market vision and business acumen and he will no doubt drive outstanding business growth for DataMirror in the technology industry.”

Mr.     Deep has over 13 years of senior management and consulting experience in marketing at top tier organizations, including American Express, Dell, Intel, and IBM. He holds a Bachelor of Commerce with Honors from Queen’s University in Canada.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration software solutions, gives companies the power to manage and monitor their corporate data in real time. DataMirror’s comprehensive family of software solutions helps customers easily and cost-effectively capture, transform, and flow data throughout the enterprise. DataMirror provides the live, secure data access, integration, and protection companies require today across all computers in their business.

Over 1,900 companies have transformed their business models and created competitive advantage with DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror has offices around the globe. For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.